Mail Stop 6010

								January 5, 2006


Sheldon Berkle
President and Chief Executive Officer
Altus Pharmaceuticals Inc.
125 Sidney Street
Cambridge, MA 02139

	Re:	Altus Pharmaceuticals Inc.
		Registration Statement on Form S-1, Amendment 3
		Filed December 27, 2005
		File No. 333-129037

Dear Mr. Berkle:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Financial Statements, page F-1

2.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

1. Refer to your response to comment 12. Please revise your disclosure related to the use of costs to clearly indicate why the use of direct costs as a surrogate measure of performance is appropriate.

*	*	*

	As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact James Peklenk at (202) 551-3661 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Jonathan L. Kravetz, Esq.
	Megan N. Gates, Esq.
	Scott A. Samuels, Esq.
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	One Financial Center
	Boston, MA 02111
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Sheldon Berkle
Altus Pharmaceuticals Inc.
January 5, 2006
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